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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Goldman, Andrew (Last) (First) (Middle)		11/01/02

	c/o Instinet Group Incorporated, 3 Times Square, 10th Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Instinet Group Incorporated (INET)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	New York, NY 10036 (City) (State) (Zip)				EVP – Marketing & Communications
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

n/a

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Options (right to buy)		See Note 1	02/02/10		Common Stock	4,567		$0.91		D		n/a

	Options (right to buy)		See Note 2	02/07/11		Common Stock	1,696		$0.91		D		n/a

	Options (right to buy)		See Note 3	07/03/11		Common Stock	19,573		$1.22		D		n/a

	Options (right to buy)		See Note 4	02/01/12		Common Stock	16,311		$8.48		D		n/a

	Options (right to buy)		See Note 5	12/05/11		Common Stock	19,573		$8.97		D		n/a

Explanation of Responses:

Note 1: In connection with Instinet’s acquisition of Island Holding Company, Inc., options for 4,567 shares were converted on September 20, 2002, at a specified ratio, from options on Island stock (or derivative securities) originally granted on 02/02/00. These options vest 33 1/3% per year on the anniversary of the original grant date.

Note 2: In connection with Instinet’s acquisition of Island Holding Company, Inc., options for 1,696 shares were converted on September 20, 2002, at a specified ratio, from options on Island stock (or derivative securities) originally granted on 02/07/01. These options vest 25% per year on the anniversary of the original grant date.

Note 3: In connection with Instinet’s acquisition of Island Holding Company, Inc., options for 19,573 shares were converted on September 20, 2002, at a specified ratio, from options on Island stock (or derivative securities) originally granted on 07/03/01. These options vest 25% per year on the anniversary of the original grant date.

Note 4: In connection with Instinet’s acquisition of Island Holding Company, Inc., options for 16,311 shares were converted on September 20, 2002, at a specified ratio, from options on Island stock (or derivative securities) originally granted on 02/01/02. These options vest 25% per year on the anniversary of the original grant date.

Note 5: In connection with Instinet’s acquisition of Island Holding Company, Inc., options for 19,573 shares were converted on September 20, 2002, at a specified ratio, from options on Island stock (or derivative securities) originally granted on 12/05/01. These options vest 25% per year on the anniversary of the original grant date.

/s/ Andrew Goldman	11/06/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints each of Robin Elkowitz, Paul Merolla and Jeffrey Letzler, individually, the undersigned’s true and lawful attorney-in-fact to:

1.	execute for and on behalf of the undersigned, reports to be filed in accordance with Section 16(a) and Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports and timely file such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in fact’s discretion.

         The undersigned hereby grants to each such attorney-in-fact, individually, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16(a) or Section 13(d) of the Exchange Act and the rules thereunder.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any such report with respect to the undersigned’s holdings of and transactions in securities issued by Instinet Group Incorporated, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of November, 2002.

By:	/s/ Andrew Goldman

Name: Andrew Goldman Title: EVP – Marketing & Communications